

Mail Stop 3720

March 19, 2007

Mr. Julian Waldron
Senior Executive Vice President, Chief Financial Officer
Thomson
46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt - France

> **Re:** **Thomson**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed May 12, 2006**
> **File No. 1-14974**

Dear Mr. Waldron:

We have reviewed your supplemental response letter dated February 21, 2007 as well as your filing and have the following comment. As noted in our comment letter dated October 20, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2005

Note 22: Shareholders' Equity, Subordinated Perpetual Notes, page F-60

1.   We note your response to our previous comment. Your response focuses on the fact that a financial asset and financial liability, as defined by IAS 32, do not exist as there is no contractual obligation to pay interest. Your response does not address your analysis of whether the step-up rate interest provision requires bifurcation from the equity host contract once dividends have been paid to your common shareholders. It is our understanding, based upon responses to previous comments and your disclosure, that in those situations the payment of interest is no longer optional, and is in fact required under the terms of the subordinated perpetual notes. Once the payment of a dividend to the common shareholders has occurred, you would appear to have a contractual obligation to deliver cash, while the holders of the subordinated perpetual notes would appear to have a contractual right to receive cash, thereby meeting the definition of a financial instrument under IAS 32. Accordingly, please expand your analysis to address the appropriate accounting for the step-up rate interest provisions for periods between the payment of dividends to common shareholders (the event which triggers an

obligation to pay interest) and the payment of interest as calculated in accordance with the terms of the subordinated perpetual notes. Note that the previous reference to AG 33(a) of IAS 39 was intended to focus your attention on addressing the criteria set forth in paragraph 11(a) of IAS 39 that "the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract", as we acknowledge that bifurcation of the embedded derivative would only be required to the extent the criteria in paragraph 11 of IAS 39 are met.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director